UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Spectral Capital Corp.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

84757R208

(CUSIP Number)

Boriss Aleksandrov
Decus Pro OU

J Suiste Tee 19A-200

Tallinn, Estonia 13419

Telephone: +37253364260

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 84757R208
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Decus Pro OU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Estonia

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 26,232,186 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,232,186 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,232,186 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.83% (2)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 84757R208
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Boriss Aleksandrov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Estonia

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 26,232,186 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 26,232,186 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,232,186 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.83% (2)
14	TYPE OF REPORTING PERSON IN

(1) Beneficial ownership of the Common Stock (the “Common Stock”), of Spectral Capital Corporation, a Nevada corporation (the “Issuer”), was acquired by Decus Pro OU, an Estonian limited liability company (“Decus”), and Boriss Aleksandrov, the manager and control person of Decus, (the “Manager”), (Decus and the Manager are collectively referred to as the “Reporting Persons”) as follows: (i) On January 27, 2022, the Reporting Persons acquired 1,000,000 shares of the common stock, $.0001 par value per share (the “Common Stock”) of Spectral Capital Corporation, a Nevada corporation (the “Issuer”), through a private placement for the total purchase price of $10,000; (ii) On March 31, 2022, the Reporting Persons acquired 21,093,066 shares from the Issuer’s Chief Executive Officer, Jenifer Lyn Osterwalder, in a private transaction for the total purchase price of $18,910, and, (iii) On March 31, 2022, the Reporting Persons received 4,139,120 shares as repayment for $206,956 in debt owed to the Reporting Persons.

(2) Based on 62,717,827 shares of the Common Stock outstanding as of May 9, 2024 based on information reported in the Issuer’s Form 10-Q for the period ended March 31, 2024 filed with the Securities and Exchange Commission on May 17, 2024.  The 1,000,000 shares of the Common Stock acquired on January 27, 2022 (the “January 27, 2022 Shares”) represented 8.48% of the Common Stock issued and outstanding on such date. The 21,093,066 and 4,139,120 shares of the Common Stock issued on March 31, 2022 (the “March 31, 2022 Shares”), together with the January 27, 2022 Shares, represented 62.43% of the Common Stock outstanding on such date.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of the Common Stock of Spectral Capital Corporation, a Nevada corporation, whose principal executive office is located at c/o Spectral Capital Corporation, 4500 9th Avenue NE Seattle, Washington 98105.

Item 2. Identity and Background

a.The Schedule 13D is being filed by Decus and the Manager as the control person of Decus,

b.The business address of the Reporting Persons is J Sutiste Tee 19A-200, Tallinn, Estonia 13419.

c.The principal business of Decus is wholesale, retail trade and investment.

d.During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.During the last five years, the Reporting Persons have not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which neither it nor either of them was or is subject to a judgment, decree or final order enjoining future violations at, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.Decus is domiciled in Estonia.

Item 3. Source and Amount of Funds or Other Consideration

On January 27, 2022, the Reporting Persons acquired 1,000,000 shares through a private placement for the total purchase price of $10,000; (ii) On March 31, 2022, the Reporting Persons acquired 21,093,066 shares from the Issuer’s Chief Executive Officer, Jenifer Lyn Osterwalder, in a private transaction for the total purchase price of $18,910, and, (iii) On March 31, 2022, the Reporting Persons received 4,139,120 shares as repayment for $206,956 in debt owed to the Reporting Persons.

Item 4. Purpose of Transaction

On January 27, 2022, the Reporting Persons acquired 1,000,000 shares through a private placement for the total purchase price of $10,000; (ii) On March 31, 2022, the Reporting Persons acquired 21,093,066 shares from the Issuer’s Chief Executive Officer, Jenifer Lyn Osterwalder, in a private transaction for the total purchase price of $18,910, and, (iii) On March 31, 2022, the Reporting Persons received 4,139,120 shares as repayment for $206,956 in debt owed to the Reporting Persons. The Common Stock was acquired for investment.

Item 5. Interest in Securities of the Issuer

(a)	The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

(c)	Except as described in Items 4 and 6, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7. Materials to be Filed as Exhibits.

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2024

Boriss Aleksandrov

/s/ Boriss Aleksandrov

Decus Pro OU

/s/ Boriss Aleksandrov

Title: Authorized Signatory